UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period                      to

Commission file number: 000-11399

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Cintas Partners’ Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cintas Corporation

6800 Cintas Boulevard

P.O. Box 625737

Cincinnati, Ohio 45262-5737

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CINTAS PARTNERS’ PLAN

Date: June 28, 2013	By:	/s/ Thomas E. Frooman
Thomas E. Frooman, Vice President & Secretary-General Counsel

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Cintas Corporation Partners’ Plan

December 31, 2012 and 2011 and

Year Ended December 31, 2012

With Report of Independent Registered Public

Accounting Firm

Cintas Corporation Partners’ Plan

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011 and Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

Board of Directors of Cintas Corporation

We have audited the accompanying statements of net assets available for benefits of the Cintas Corporation Partners’ Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Cintas Corporation Partners’ Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Cintas Corporation Partners’ Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Cintas Corporation Partners’ Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cintas Corporation Partners’ Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young

June 28, 2013

Cintas Corporation Partners’ Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011

Assets
Cash	$467,791	$—
Investments, at fair value:
Interest-bearing cash	15,393,467	10,992,693
Cintas Corporation Common Stock Fund	109,800,099	95,502,349
Shares of common/collective trust	36,484,178	—
Shares of registered investment companies	468,668,693	417,528,933
Cintas Stable Value Fund (contract value of $134,912,204 and $138,376,952, respectively)	137,815,141	140,175,519

Total investments, at fair value	768,161,578	664,199,494

Receivables:
Notes receivable from participants	27,271,855	25,263,444
Participant contributions	—	982,703
Interest income and dividends	5,704,227	3,919,806

	32,976,082	30,165,953

Total assets	801,605,451	694,365,447

Liabilities
Other payable	—	2,493,880

Net assets reflecting investments at fair value	801,605,451	691,871,567

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,902,937)	(1,798,567)

Net assets available for benefits	$798,702,514	$690,073,000

See accompanying notes.

Cintas Corporation Partners’ Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions
Investment income:
Interest and dividends	$16,579,085
Net appreciation in fair value of investments	64,622,954

81,202,039

Interest income on notes receivable from participants	1,038,499

Contributions:
Employer	26,029,000
Participants	57,291,818
Rollovers	1,492,687

Total contributions	84,813,505

Total additions	167,054,043

Deductions
Benefit payments	57,832,522
Administrative expenses	592,007

Total deductions	58,424,529

Net increase	108,629,514

Net assets available for benefits at the beginning of the year	690,073,000

Net assets available for benefits at end of year	$798,702,514

See accompanying notes.

Cintas Corporation Partners’ Plan

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

The following description of the Cintas Corporation Partners’ Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

Cintas Corporation (the Company) established the Plan on June 1, 1991, upon the merger of the Cintas Corporation Profit Sharing Plan and the Cintas Corporation Employee Stock Ownership Plan (ESOP). Effective June 1993, the Plan was amended to enable United States employees of the Company (the Participants) to make voluntary pre-tax contributions.

The Plan is a defined-contribution plan designed to comply with the appropriate regulations of the Internal Revenue Code (the Code) as amended, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. The Company administers the Plan, and Fifth Third Bank serves as the Plan trustee.

Eligibility and Participation

The Participants are generally eligible to participate in the tax-deferred contribution portion of the Plan after three months of service. The Participants are eligible to participate in all other portions of the Plan after reaching 1,000 hours of service and will receive an allocation of the Company’s contributions made as of the end of the fiscal year (May 31) provided they work at least 1,000 hours during the preceding Plan year and are employed by the Company on the last day of the Company’s fiscal year.

Contributions

A Participant is permitted to make voluntary pre-tax contributions to the Plan in any whole percent of the Participant’s annual compensation from 1% to 75%. At its discretion, the Board of Directors of the Company may authorize a matching contribution of the Participants’ pre-tax contributions.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

A Participant may rollover proceeds of a lump-sum distribution from another qualified plan or transfer proceeds of a distribution from certain individual retirement accounts into the Participant’s account. The Company’s profit-sharing and ESOP contributions are allocated to the profit-sharing contributions account and the ESOP contributions account, respectively, and are made at the discretion of the Company’s Board of Directors. All contributions are subject to certain limitations of the Code.

Participant Accounts

Each Participant’s account is credited with the Participant’s voluntary pre-tax contribution and an allocation of (i) the Company’s profit-sharing contribution, (ii) the Company’s ESOP contribution, (iii) the Company’s matching contribution, (iv) forfeitures from the profit sharing, 401(k) matching, ESOP accounts, and (v) Plan earnings. Allocations for (i) and (ii) are based upon a point system, which takes into account compensation and years of service. The allocation for (iii) is equal to the eligible Participant’s pre-tax contributions multiplied by the matching contribution percentage, if any, determined by the Board of Directors each year. The allocation for the profit-sharing and ESOP portions of (iv) is based upon the ratio of each Participant’s eligible compensation to the total eligible compensation, provided that the Participant is eligible to receive a profit-sharing or ESOP allocation. The allocation for the 401(k) matching portion of (iv) is based upon the ratio of a Participant’s 401(k) contributions to the total 401(k) contributions, provided that the Participant is eligible to receive a matching contribution. The allocation for (v) is based upon the ratio of each Participant’s account value to the total value within the respective fund as of the valuation date.

Forfeitures

Forfeitures totaled $1,470,510 and $1,157,118 for the years ended December 31, 2012 and 2011, respectively, within the Plan. These funds may be used at the discretion of the Company; first, to restore forfeitures of Participants who are re-employed and next, to make administrative corrections and offset the cost of administration of the Plan. Thereafter, any remaining forfeitures may be allocated as described above in (iv). There were no re-allocations of forfeitures for the years ended December 31, 2012 and 2011.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Elections

The ESOP’s only investment option is the Company’s common stock. The Company’s Board of Directors determines the contribution made to the ESOP. The Plan allows Participants to direct their ESOP investments into one or more of the investment options described below once they have vested in their ESOP contributions. The Plan allows the Participants to direct their 401(k) pre-tax, after-tax, matching, rollover, and profit-sharing contributions into one or more of the following investment options.

The Cintas Stable Value Fund is a separately managed account that seeks to provide a stable rate of return while preserving principal. The Cintas Stable Value Fund invests in stable value funds, interest-bearing cash, guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions, and other investment products (i.e., synthetic GICs) with similar characteristics.

The PIMCO Total Return Fund is a registered investment company (mutual fund) that seeks to provide total return consistent with preservation of capital strategies. The fund normally invests at least 65% of its assets in equity securities with the remaining 35% in fixed-income securities, including U.S. government securities, corporate bonds, and mortgage-related securities.

The PIMCO Investment Grade Corporate Bond Fund is a registered investment company (mutual fund) that seeks to maximize return and minimize risks consistent with preservation of capital strategies by investing in high-quality corporate bonds. The fund normally invests at least 80% of assets in a diversified portfolio of investment-grade corporate fixed-income securities of varying maturities.

The PIMCO Real Return Fund is a registered investment company (mutual fund) that seeks to provide a return in excess of inflation by investing in U.S. Treasury inflation protection securities, which are government bonds that provide a return linked to the rate of U.S. inflation as measured by the Consumer Price Index.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The BlackRock LifePath Family of Funds (BlackRock Lifepath Retirement Fund, BlackRock Lifepath 2020 Fund, BlackRock Lifepath 2030 Fund, BlackRock Lifepath 2040 Fund, and BlackRock Lifepath 2050 Fund) are registered investment companies (mutual funds) that seek long-term capital appreciation by investing in a portfolio that gradually shifts from a greater concentration of higher-risk investments (primarily equity securities) to a greater concentration of lower-risk investments (generally fixed-income securities and cash instruments) as retirement age approaches.

The American Mutual Fund is a registered investment company (mutual fund) that seeks to provide current income and growth of capital while preserving principal. The fund invests primarily in common stocks, securities convertible into common stocks, non-convertible preferred stocks, U.S. government securities, investment-grade corporate (BBB and above) bonds and cash.

The T. Rowe Price Growth Stock Fund is a registered investment company (mutual fund) that seeks to provide long-term capital growth and, secondarily, increase dividend income through investments in the common stocks of well-established growth companies. The Fund will normally invest at least 80% of its net assets in the common stocks of a diversified group of growth companies. The fund seeks investments in companies that have the ability to pay increasing dividends through strong cash flow and generally looks for companies with an above-average rate of earnings growth and a lucrative niche in the economy that gives them the ability to sustain earnings momentum even during times of slow economic growth.

The Fifth Third Equity Index Fund is a bank-sponsored collective investment fund that seeks long-term capital appreciation through replicating the holdings within the Standard & Poor’s (S&P) 500 Index. Management of the fund attempts to mirror the transactions within the S&P 500 while buying and selling at the best available market prices.

The Artisan Mid Cap Fund is a registered investment company (mutual fund) that seeks long-term capital growth. The fund primarily invests in equity securities of mid-sized companies. The fund also seeks companies that have or are developing franchise characteristics, and that it believes to be undervalued.

The American Europacific Growth Fund is a registered investment company (mutual fund) that seeks long-term capital appreciation by investing in equity securities outside of the United States, including Europe and Asia. This large blend fund invests in a variety of large international equity securities and money market securities.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The T. Rowe Price Small-Cap Stock Fund is a registered investment company (mutual fund) that invests in small-cap equity securities within the U.S. Companies considered as small-cap equity securities are those with a total market value below $2 billion. Typically, the portfolio consists of small-cap companies that offer superior growth in earnings coupled with an attractive market price.

The Vanguard Federal Money Market Fund is a money market account that seeks to provide current income while maintaining liquidity and a stable share price of $1. The fund invests primarily in short-term, fixed-income securities issued by U.S. government agencies.

The Cintas Corporation Common Stock Fund is a separately managed account that invests in common stock of the Company. Fifth Third Bank makes purchases of the Company’s common stock for this fund either on the open market or directly from the Company. Fifth Third Bank determines when to purchase the Company’s common stock for the fund. Until purchases are made, contributions are held in cash. The Participants, through a proxy, direct Fifth Third Bank how to vote on this common stock.

Benefits and Vesting

The benefits to which the Participants are entitled cannot exceed the value of the Plan’s net assets. Employee pre-tax contributions, rollover contributions, and Plan earnings thereon vest immediately. Participants’ vesting for their balances in the ESOP contributions account and profit-sharing contributions account are 100% vested after three years of service with no partial vesting. A Participant is vested in his or her Company matching contribution account with the following schedule:

Years of Vesting Service	Percent Vested

Fewer than 2 years	0%
2 years but fewer than 3 years	20%
3 years but fewer than 4 years	40%
4 years but fewer than 5 years	60%
5 years or more	100%

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

The Participants may borrow, from their 401(k) funds, a minimum of $500 up to a maximum of the lesser of 50% of the fair market value of the Participant’s pre-tax contributions account, rollover contributions account, and vested transfer contributions account or $50,000, less the Participant’s highest outstanding loan balance during the 12-month period immediately preceding the date of the loan. Loans bear interest at a rate of 1% over the Wall Street Journal prime rate, and loan terms are not be less than six months or greater than five years. The balance in the Participant’s account secures the loan.

Principal and interest are paid ratably through periodic payroll deductions. Outstanding loans become immediately due and payable if a Participant terminates employment.

Payment of Benefits

On termination of employment, a Participant may receive a lump-sum amount of his or her 401(k) contributions, including the Participant’s pre-tax, rollover, after-tax, and transfer contributions, as soon as administratively practicable after the Participant has separated from the Company.

A Participant may receive a lump-sum amount of the vested portions of his or her ESOP contribution account, profit-sharing contribution account, and Company matching contribution account as soon as administratively practical after he or she has been separated from the Company if one of the following applies: (i) the Participant is age 55 or older; (ii) the Participant has 15 or more years of credited service; or (iii) the Participant’s total vested Company contributions and earnings are $5,000 or less. If none of the above applies, the Participant is eligible to receive his or her ESOP contributions account, profit-sharing contribution account, and Company matching contribution account after the Participant has been separated from the Company for a period of one year, or after the Participant reaches age 55, whichever is earlier.

The normal form of payment is a lump sum in cash; however, a Participant shall have the right to receive his or her vested account (i) in monthly, quarterly, semi-annual, or annual installment payments over a period of less than 10 years or (ii) by a rollover distribution paid directly to an eligible retirement plan. In addition, a Participant may request to receive his or her ESOP contributions account in full shares of the Company’s common stock.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefit payments requested prior to December 31, 2012 and 2011, but that were not paid out until after year end, totaled $757,010 and $203,770, respectively, and are attributable to the standard processing time of distributing benefit payments. As such, this is a reconciling item between the financial statements and the Form 5500, as detailed in Note 6.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include record-keeping and trustee fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification (ASC) No. 820, Fair Value Measurements and Disclosures (ASC 820), to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan adopted ASU 2011-04 on January 1, 2012. Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a Participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price) as described above. See Note 4 for further discussion and disclosures related to the fair value of investments. Net realized and unrealized appreciation related to investments is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments. Purchase and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned.

The Cintas Stable Value Fund, which is a fund solely for the benefit of Plan Participants, invests in a fully benefit-responsive guaranteed investment contract (GIC) and synthetic investment contracts (synthetic GICs). These investment contracts are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Fair Value Measurements

The Plan follows the provisions of FASB ASC 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. ASC 820 defines a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumption in fair value measurements, and as noted above, ASC 820 defines a three-level fair value hierarchy that distinguishes among market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participants.

The fair value hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities

•

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

•

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include Plan management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, were as follows:

	2012	2011
Investments at fair value:

Cintas Corporation Common Stock Fund	$109,800,099	$95,502,349
Cintas Stable Value Fund	137,815,141	140,175,519
Shares of registered investment companies:

BlackRock Lifepath 2030 Fund	54,388,179	45,035,365

BlackRock Lifepath 2040 Fund	52,329,967	41,929,012

Artisan Mid Cap Fund	49,787,217	42,655,260

American Mutual Fund	45,897,975	40,842,986

BlackRock Lifepath 2020 Fund	41,237,434		(a)

PIMCO Total Return Fund	40,644,307	38,883,401

(a)	Fair value of investment did not equal or exceed 5% of the Plan’s net assets available for benefits in the respective Plan year.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

The Plan’s investments (including investments bought, sold, and held during the year ended December 31, 2012) appreciated in value as follows:

Cintas Corporation Common Stock Fund	$16,153,064
Common Collective Trust	4,841,364
Cintas Stable Value Fund	1,202,757
Shares of registered investment companies	42,425,769

$64,622,954

4. Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2012
	Level 1	Level 2	Level 3	Total

Investments:
Interest-bearing cash	$—	$15,393,467	$—	$15,393,467
Cintas Corporation common stock	109,800,099	—	—	109,800,099
Shares of registered investment companies:
Life cycle funds	201,878,985	—	—	201,878,985
Fixed-income funds	66,277,614	—	—	66,277,614
U.S. equity funds	161,750,508	—	—	161,750,508
International equity fund	38,761,586	—	—	38,761,586
Common Collective Trust:
Domestic equity (a)	—	36,484,178	—	36,484,178
Cintas Stable Value Fund assets:
Interest-bearing cash	—	14,364,342	—	14,364,342
Stable value fund	—	6,376,944	—	6,376,944
Synthetic investment contracts (underlying assets):
Collective investment funds	—	117,073,855	—	117,073,855

Total investments at fair value	$578,468,792	$189,692,786	$—	$768,161,578

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

	2011
	Level 1	Level 2	Level 3	Total
Investments:
Interest-bearing cash	$—	$10,992,693	$—	$10,992,693
Cintas Corporation common stock	95,502,349	—	—	95,502,349
Shares of registered investment companies:
Life cycle funds	156,784,387	—	—	156,784,387
Fixed-income funds	54,611,297	—	—	54,611,297
U.S. equity funds	172,428,989	—	—	172,428,989
International equity fund	33,704,260	—	—	33,704,260
Cintas Stable Value Fund assets:
Interest-bearing cash	—	8,580,229	—	8,580,229
Stable value fund	—	16,177,305	—	16,177,305
Guaranteed investment contract	—	1,420,376	—	1,420,376
Synthetic investment contracts (underlying assets):
Collective investment funds	—	113,997,609	—	113,997,609

Total investments at fair value	$513,031,282	$151,168,212	$—	$664,199,494

The following is a description of the valuation methods used for assets measured at fair value.

•

Interest-bearing cash: The fair value of this investment is based on the actual observable value of the underlying money market funds and is priced daily at the close of business. Inputs are based on broker/dealer quotations, and the valuation technique is a market approach.

•	Cintas Corporation common stock: The fair value of these securities is based on observable market quotations of the Company’s common stock and priced on a daily basis at the close of business.

•

Shares of registered investment companies: The fair value of these securities is based on observable market quotations for the actual underlying funds and is priced on a daily basis at the close of business.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

•

Stable value fund: Investments in units of collective trust funds and short-term investment funds are valued at their respective net asset values (NAVs) as reported by the funds daily. Therefore, the Plan classifies stable value funds as Level 2 securities in the fair value hierarchy. This category includes common/collective trust funds that are designed to deliver safety and stability by preserving principal and accumulating earnings. This fund primarily invests in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan.

•

Common/collective trust: The collective trust funds are public investment vehicles valued using a net asset value NAV provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded. The significant investment strategies of the funds are as described in the financial statements provided by each fund. There are no restrictions on redemptions from these funds by the Participants.

•

Guaranteed investment contracts: Guaranteed investment contracts are valued based on their underlying securities, which consist of bonds whose value is derived from observable inputs including London Interbank Offered Rate (LIBOR) forward interest rate curves. The bonds are valued based on the pricing of similar bonds that are publicly traded. In determining fair value, the Plan considers such factors as the benefit-responsiveness of the investment contracts and the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts. Therefore, the Plan classifies guaranteed investment contracts as Level 2 securities in the fair value hierarchy.

•

Synthetic investment contracts (underlying assets): Synthetic investment contracts are valued based on their underlying securities, which consist of common collective funds valued at the NAV of the fund as reported by the fund daily. Therefore, the Plan classifies synthetic investment contracts as Level 2 securities in the fair value hierarchy. In determining fair value, the Plan considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts, and the likelihood of default by the issuer of an investment security.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

5. Investment Contract With Insurance Company

The Plan can invest in a fully benefit-responsive GIC. The issuer maintains the contributions in a general account. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan. At December 31, 2011, the GIC rate could not be less than 5%. There were no GICs held as of December 31, 2012.

The Plan also invests in synthetic GICs that credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate that resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities but is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than 0%.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with Participants is probable.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

5. Investment Contract With Insurance Company (continued)

The GIC does not permit the insurance company to terminate the agreement prior to the scheduled maturity date; however, the synthetic GICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default:

•	A breach of material obligation under the contract

•	A material misrepresentation

•	A material amendment to the plan agreement

The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long-term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing Participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination.

If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice. As described in Note 2, because the GIC and synthetic GICs are fully benefit-responsive, contract value is the relevant

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

5. Investment Contract With Insurance Company (continued)

measurement attribute for that portion of the net assets available for benefits attributable to the GIC and synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

Average Yields for GIC and Synthetic GICs	2012	2011

Based on actual earnings	0.67%	1.13%
Based on interest rate credited to Participants	1.38%	1.38%

6. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at:

	December 31
	2012	2011
Net assets available for benefits per the financial statements	$798,702,514	$690,073,000
Add adjustment from fair value to contract value for fully benefit-responsive contracts	2,902,937	1,798,567

Net assets available for benefits per the Form 5500	$801,605,451	$691,871,567

The following is a reconciliation of benefits paid per the financial statements to the Form 5500 at December 31, 2012:

Benefits paid to Participants per the financial statements	$57,832,522
Add amounts allocated to withdrawing Participants at December 31, 2012	757,010
Less amounts allocated to withdrawing Participants at December 31, 2011	(203,770)

Benefits paid to Participants per the Form 5500	$58,385,762

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

7. Related-Party Transactions

Certain of the Plan’s investments are shares of a common/collective trust and shares of registered investment companies managed by Fifth Third Bank, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2012, the Plan received $1,718,143 in common stock dividends from the Company.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated November 13, 2012, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended (and/or restated). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended (and/or restated), is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

9. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, the Participants will become 100% vested in their accounts.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

10. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Cintas Corporation Partners’ Plan

EIN 31-1188630 Plan 006

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Interest Rate, Number of Shares, or Par Value	Current Value

Cintas Corporation Common Stock Fund
Cintas Corporation common stock*	2,684,599 shares	$109,800,099

Interest-bearing cash
Vanguard Federal Money Market Fund		10,077,015
Fifth Third Banksafe Trust*		5,277,729
Federated Prime Value Obligations Fund Service		38,723

		15,393,467

Shares of registered investment companies
Artisan Mid Cap Fund	1,326,244 shares	49,787,217
American Mutual Fund	1,628,165 shares	45,897,975
PIMCO Total Return Fund	3,605,698 shares	40,644,307
American Europacific Growth Fund	958,259 shares	38,761,586
T. Rowe Price Small-Cap Stock Fund	1,170,693 shares	39,534,290
T. Rowe Price Growth Stock Fund	709,575 shares	26,531,026
BlackRock Lifepath Retirement Fund	1,912,047 shares	22,562,159
BlackRock Lifepath 2020 Fund	2,511,415 shares	41,237,434
BlackRock Lifepath 2030 Fund	3,566,438 shares	54,388,179
BlackRock Lifepath 2040 Fund	2,810,417 shares	52,329,967
BlackRock Lifepath 2050 Fund	1,635,101 shares	31,361,246
PIMCO Real Return Fund	920,631 shares	11,310,965
PIMCO Investment Grade Corporate Bond Fund	1,282,162 shares	14,322,342

		468,668,693

Common collective trust
Fifth Third Equity Index Fund*	1,123,973 shares	36,484,178

Cintas Stable Value Fund assets
Interest-bearing cash:
Fifth Third BankSafe Deposit Account*		1,000,003
Fifth Third BankSafe Premium Deposit Account*		13,364,339

Common collective trust:
Fifth Third Stable Value Fund*		6,376,944

Cintas Corporation Partners’ Plan

EIN 31-1188630 Plan 006

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Interest Rate, Number of Shares, or Par Value	Current Value

Cintas Stable Value Fund assets (continued):
Synthetic investment contracts:
Monumental Life Insurance Co. Synthetic Wrap #MDA01096TR, variable rate:
Underlying securities:
Dwight 2014 Term Fund		$16,711,122
Dwight 2015 Term Fund		17,689,770
Dwight 2016 Term Fund		11,211,876
Prudential Synthetic Wrap GA-62421, variable rate:
Underlying securities:
Dwight 2013 Term Fund		1,808,549
Dwight 2014 Term Fund		7,991,988
Dwight 2015 Term Fund		9,348,286
Dwight 2016 Term Fund		10,123,611
Prudential Core Conservative Int. Bond Fund		27,001,019
State Street Bank and Trust Syntethic Wrap #111011, variable rate:
Underlying securities:
Dwight 2013 Term Fund		15,187,634

		137,815,141
Participant loans*	Interest rates ranging from 4.25 – 8.75%	27,271,855

		$795,433,433

*	Indicates party-in-interest to the Plan.